June 16, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:          Julie Sherman
Al Pavot
Tom Kluck
Celeste Murphy
Re:       Codex DNA, Inc.
Registration Statement on Form S-1
File No. 333-256644
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Codex DNA, Inc. (the “Company”) that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-256644) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on June 17, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters expect to distribute approximately 1,100 copies of the Company’s preliminary prospectus dated June 14, 2021 to institutions, prospective underwriters and others.
The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC
COWEN AND COMPANY, LLC

JEFFERIES LLC

By:	/s/ Réal Leclerc
Name: Réal Leclerc
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ E. James Streator, III
Name: E. James Streator, III
Title: Managing Director
[Signature Page to Acceleration Request]